September 3, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Stickel, Tonya Bryan, Aamira Chaudhry and Lynnwood Shenk

RE:	Bravo Brio Restaurant Group, Inc. Amendment No. 2 to the Registration Statement on Form S-1 File No. 333-167951
Ladies and Gentlemen:
Bravo Brio Restaurant Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-167951) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 25, 2010 from Mr. John Stickel to Mr. Saed Mohseni. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.
General
1.	We note you response to our prior comment 4 and reissue in part. Please revise to eliminate marketing language throughout your prospectus, which includes terms or phrases such as “high-quality” on page 1 and elsewhere. In addition, please provide a more extensive definition of “upscale affordable” when you mention this phrase in the registration statement for the first time.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on the front and back graphics pages and on pages 1, 59, 64 and 66 of the prospectus.
2.	We note your response to our prior comment 5 and reissue in part. Please revise your disclosure to provide a basis for the following assertions or beliefs, or revise to remove the relevant statements:
•   the use of “discounting programs” by many of your competitors on pages 4, 43 and 62;

United States Securities and Exchange Commission
September 3, 2010

•   the “strong unit economics” and “proven track record of financial results and broad guest appeal” that your believe provide significant growth potential on pages 4, 43 and 62; and
•   the “highest quality food, service, and ambiance when compared to [y]our national competitors” on pages 2 and 60.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 4, 43 and 62 of the prospectus. The Company supplementally informs the Staff that it previously removed the references noted in the third bulleted portion of the Staff’s comment in the Company’s Amendment No. 1 to the Registration Statement, filed on August 12, 2010.
3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
Response:
The Company acknowledges the Staff’s comment and supplementally informs the Staff that the Company’s financial statements, as included in Amendment No. 2, are up-to-date in accordance with Rule 3-12 of Regulation S-X. The Company is aware of the financial statement age requirements in Rule 3-12 of Regulation S-X and, accordingly, it will undertake to update the financial statements as necessary prior to effectiveness of the Registration Statement.
4.	Provide a currently dated consent from the independent public accountant in the amendment.
Response:
The Company accepts the Staff’s comment and has filed as Exhibit 23.1 to Amendment No. 2 a consent of Deloitte & Touche LLP, dated as of the date hereof.
Industry and Market Data, page ii
5.	We note your response to our prior comment 11; however, please delete the fourth sentence in the second full paragraph on page ii.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page ii of the prospectus to remove the indicated sentence.

United States Securities and Exchange Commission
September 3, 2010

Prospectus Summary, page 1
6.	We note your response to our prior comment 13. However, it appears that you only partially addressed our comment. Please revise your disclosure here and in the business section on page 59 to disclose the percentage change in net income and ensure that net income is given prominence over adjusted EBITDA by disclosing net income prior to adjusted EBITDA.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1 and 59 of the prospectus.
7.	We note your response to our prior comment 14. However, it appears that you only partially addressed our comment. In the paragraph in which you disclose growth in adjusted EBITDA from 2005 to 2009, you also state that you have demonstrated your growth and the viability of your brands in a wide variety of markets in the U.S. For balance, please revise this paragraph to disclose the cumulative percentage change in average sales per comparable restaurant over the corresponding period.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1 and 59 of the prospectus.
Changes in food availability and costs, page 16
8.	We note your response to our prior comment 20 and your Distribution Agreement with Distribution Market Advantage, Inc. filed as Exhibit 10.14 to your registration statement. Please clarify to us your reference to Lindey’s restaurant on page 1 of the agreement as it does not appear that you own this restaurant.
Response:
The Company acknowledges the Staff’s comment and supplementally informs the Staff that as of the date of the Company’s Distribution Agreement with Distribution Market Advantage, Inc., filed as Exhibit 10.14 to the Registration Statement, the Company’s business included the operation of one Lindey’s restaurant location. Since the date of the Distribution Agreement, the Company has converted the referenced Lindey’s location into a BRIO restaurant and has continued to operate the location under the BRIO name. The Company does not operate any restaurants under the Lindey’s name at this time.
Significant Accounting Policies, page 54
9.	We note your response to our prior comment 30. Although you state that assessing impairment of long-lived assets requires the use of estimates and assumptions, you do not specifically state these estimates and assumptions you made. Please expand and enhance disclosures in Critical Accounting Policies

United States Securities and Exchange Commission
September 3, 2010

to supplement, not duplicate, the description of the accounting policy that is already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please note that our comment used your disclosure under impairment of long-lived assets as an example; however, our comment was intended for all your critical accounting estimates. As such, please revise accordingly. Refer to FR-72 and FR-60 for guidance.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 54, 55 and 56 of the prospectus.
Business, page 59
Our Business Strengths, page 60
10.	We note your response to our prior comment 31. Your disclosure of cash on cash returns appears to be made in the context of supporting your assertion of compelling unit economics. However, you also refer more broadly to the returns on invested capital of your company. In this regard, our comment was intended to result in disclosure of your company’s return on invested capital rather than cash on cash returns at recently opened units. Please revise here and in the prospectus summary on page 4 to disclose your company’s return on invested capital for each of the fiscal years 2007 to 2009. Also, please revise to include your calculation of ROIC. In this regard, we note that as of December 27, 2009, approximately $118 million and $111 million of debt capital and equity capital, respectively, had been invested in your company.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 4, 61 and 62 of the prospectus to remove any discussion of the Company’s return on invested capital.
11.	Please substantiate your assertions that you are a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers and that you are often able to negotiate favorable lease terms or remove, as appropriate.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 3 and 61 of the prospectus. The Company also supplementally informs the Staff that, as part of their due diligence, the underwriters contacted

United States Securities and Exchange Commission
September 3, 2010

Taubman Centers, Inc., CBL & Associates Properties, Inc., and Macerich Co., three (3) of the Company’s top landlords with operations throughout the United States, which collectively are the lessors and/or managers of 13 of the Company’s leased restaurants. Based on the feedback received on calls with senior leasing representatives at these developers, the underwriters confirmed that the Company is a preferred tenant for national property developers and are on the developers’ first-call list. The Company is viewed by these developers as a value-added tenant providing well-run and highly sought-after concepts that attract the targeted female demographic that complements the developers’ respective retail centers. Because of the value BRAVO! and BRIO add to retail centers, these developers acknowledged that the Company is able to negotiate and justify significant tenant allowances from landlords. According to the developers that were interviewed, both BRAVO! and BRIO have attracted other well-known retailers and usually serve as a restaurant anchor in their respective retail locations. In addition, the developers confirmed that the Company’s concepts are often sought out as co-tenants by well-known retailers. These developers also confirmed that they view the Company’s concepts as the top tenant in the Italian restaurant category and expressed a desire to include additional BRAVO! and BRIO restaurants in their new and existing development projects.
Sourcing and Supply, page 65
12.	We note your response to our prior comment 35 and reissue in part. Please expand the description of your competitors on page 18 and 70 to clarify whether you compete not only based on your locations but also by type of cuisine. For example, disclose whether you consider other national Italian restaurants to be your competitors, and if so which ones are most significant.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 18 and 70 of the prospectus.
Equity Compensation, page 84
13.	We note your response to our prior comment 39 and reissue. Please reconcile your disclosure on pages 84, 87 and 88 relating to outstanding options with the number of shares you disclosed on page 38. On page 84 you state that Mr. Mohseni and Mr. Doody did not receive options under your 2006 Plan; however, from your disclosure on page 88 it appears that Mr. Mohseni and Mr. Doody received option awards. Please revise or advise.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 84 of the prospectus. The Company supplementally informs the Staff that the reference to Messrs. Mosheni and Doody not receiving option award grants on page 84 of the prospectus is limited to grants made during the fiscal year ended December 27, 2009. Messrs. Mohseni and Doody have previously received option award grants pursuant to the 2006 Plan as reflected in the “Outstanding Equity Awards at Fiscal Year End Table” set forth on page 88

United States Securities and Exchange Commission
September 3, 2010

of the prospectus. The revised disclosure on page 84 of the prospectus clarifies the existing disclosure regarding option grants under the 2006 Plan.
Director Compensation, page 90
14.	We note your response to our prior comment 41; however, please further revise this section to clarify Mr. Doody’s compensation arrangement. Refer to Item 402(k)(3)(ii) of Regulation S-K.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 90 of the prospectus.
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United States Securities and Exchange Commission
September 3, 2010

          If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2562. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
/s/ Derick S. Kauffman

cc:	Saed Mohseni, President and Chief Executive Officer, Bravo Brio Restaurant Group, Inc.
Carmen J. Romano, Esq., Dechert LLP
James A. Lebovitz, Esq., Dechert LLP
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP